Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299

W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Riverfront Plaza - West Tower 901 East Byrd Street, Suite 1700 Richmond, VA 23219-4068 Telephone: +1 804 344 3400 Facsimile: +1 804 344 3410 reedsmith.com

March 28, 2016

Via Email (YounisS@SEC.gov)

Sumeera Younis

U.S. Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Pointbreak ETF Trust – Pointbreak China Index Fund
Post-Effective Amendment No. 3 to Registration Statement on Form N-1A
File No. 333-205324; 811-23068

Dear Ms. Younis:

On behalf of the registrant, Pointbreak ETF Trust (the “Registrant”), and its series, the Pointbreak China Index Fund (the “Fund”), we are responding to the Staff’s oral comments provided to this firm in regards to the above-referenced Post-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in the copy of the prospectus and Statement of Additional Information (“SAI”) provided herewith. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus. A revised prospectus and SAI are attached hereto.

In connection with this correspondence, the Registrant acknowledges that:

(1)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the prospectus and SAI provided herewith;

(2)	in connection with the comments made by the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) on the prospectus and SAI provided herewith, the Staff has not passed generally on the accuracy or adequacy of such disclosure in such prospectus or SAI;

ABU DHABI ¿ ATHENS ¿ BEIJING ¿ CENTURY CITY ¿ CHICAGO ¿ DUBAI ¿ FRANKFURT ¿ HONG KONG ¿ HOUSTON ¿ KAZAKHSTAN ¿ LONDON ¿ LOS ANGELES ¿ MUNICH ¿ NEW YORK ¿ NORTHERN VIRGINIA PARIS ¿ PHILADELPHIA ¿ PITTSBURGH ¿ PRINCETON ¿ RICHMOND ¿ SAN FRANCISCO ¿ SHANGHAI ¿ SILICON VALLEY ¿ SINGAPORE ¿ WASHINGTON, D.C. ¿ WILMINGTON

Sumeera Younis <March 28, 2016> Page 2

(3)	Staff comments or changes to disclosure in response to Staff comments on the prospectus or SAI provided herewith do not foreclose the Commission from taking any action with respect to the Filings; and

(4)	the Registrant represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Registrant.

FUND SUMMARY – Investment Objective

COMMENT 1:	Please consider whether the terms “price” and “yield” used in the statement of investment objective are necessary. This comment also applies to the prospectuses for the Pointbreak US Internet Index Fund (“PBIT”) and the Pointbreak Cyber Security Index Fund (“PBCS”).

RESPONSE:	The Registrant has removed these terms from the statement of the investment objective in the Fund’s prospectus and will do the same for PBIT and PBCS. We note as well for the Staff that responses to certain applicable comments previously provided to the Registrant regarding the Pointbreak US Internet Fund have been reflected in the revisions to the prospectus and SAI attached hereto.

FUND SUMMARY – Fees and Expenses

COMMENT 2:	Add “or at the time of recoupment” at the end of the last sentence in footnote 2 to the Fee Table. This comment applies to PBIT and PBCS as well.

RESPONSE:	The requested revision has been made to the Fund’s prospectus and will be made to those of PBIT and PBCS as well. The Registrant also confirms that there are no Acquired Fund Fees and Expenses.

FUND SUMMARY – Principal Investment Strategies

COMMENT 3:	Please clarify what is meant by the “largest, most liquid” Chinese companies in the second sentence of the first paragraph.

RESPONSE:	The referenced sentence has been revised as follows: “The Underlying Index is designed to track the performance of the common stock of the 80 Chinese companies that have the largest “free-float market capitalizations,” have a minimum average daily value traded over the past 3 months of $1,000,000, and that are listed and traded on either the Hong Kong Stock Exchange or exchanges in the United States, including the New York Stock Exchange, NASDAQ, and BATS.”

COMMENT 4:	Clarify what a “Chinese company” is and the meaning of the term “derived from” in the third sentence of the same paragraph.

Sumeera Younis <March 28, 2016> Page 3

RESPONSE:	The referenced sentence has been revised as follows:

“A company is deemed a Chinese company by the Index Provider if it meets any of the following definitions: (1) it is incorporated or headquartered in China (i.e., the People’s Republic of China (“PRC”)); (2) a controlling shareholder is affiliated with or controlled by government of China; (3) during the company’s most recent fiscal year, it derived at least 50% of its revenue or profits from goods produced or sold, investments made, or services performed in China; (4) it has at least 50% of its assets in China; or (5) it is either headquartered and incorporated in Hong Kong, or is headquartered in Hong Kong and incorporated in another country because that country offers beneficial tax treatment.”

COMMENT 5:	Please repeat the sentence in the first paragraph, “Securities in the Underlying Index are weighted based on the total free-floating market value of their shares, so that securities with higher total market values generally have a higher representation in the Underlying Index,” in the prospectuses for PBIT and PBCS to clarify their respective investment objectives.

RESPONSE:	The “Principal Investment Strategies” section of the prospectuses for PBIT and PBCS will be revised as requested.

COMMENT 6:	Please clarify which index the term “components” refers to in the following sentence: “Each security in the underlying Index is a current constituent of the Solactive All-World Index and components primarily include financials, oil, gas and telecommunications companies.”

RESPONSE:	The Registrant has deleted the referenced clause of the sentence because it believes a more appropriate place for such discussion is in the “Concentration Policy” section of the prospectus.

COMMENT 7:	With regard to the first sentence in the second paragraph, please explain under what circumstances the underlying index will not consist of 80 component stocks. More generally, move the full discussion of Chinese investment risk from the Item 9 risk factor section to the Item 4 risk factor section.

RESPONSE:	The “Principal Investment Strategies” section has been significantly revised to clarify this and other aspects of the Fund’s principal investment strategies.

Sumeera Younis <March 28, 2016> Page 4

COMMENT 8:	The sentence in this paragraph referring to the diversification requirements of the 1940 Act can be deleted as the China fund is non-diversified.

RESPONSE:	This reference was removed in the process of rewriting this paragraph.

COMMENT 9:	Please describe more specifically what the economic tie between index companies and China is, for example, what the meaning of “derived” is the staff notes that one acceptable commonly seen practice in this regard is to include a sentence to the effect that Chinese companies are issuers that, during the issuer’s most recent fiscal year, derived at least 50 percent of their revenues or profits from goods produced or sold, investments made, or services performed in China, or that have at least 50 percent of their assets in China.

RESPONSE:	The definition of a “Chinese company” has been clarified as discussed above.

FUND SUMMARY – Principal Risks

COMMENT 10:	Please consider folding the “Emerging Markets” risk factor into the general China investing risk factor.

Sumeera Younis <March 28, 2016> Page 5

RESPONSE:	The requested revision has been made.

COMMENT 11:	Consider enhancing the “Currency Risk” risk factor.

RESPONSE:	The “Currency Risk” risk factor has been expanded as follows:

“Currency Risk. The Underlying Index will consist of, and the Fund will therefore invest in, securities denominated in U.S. dollars (“USD”) and Hong Kong Dollars (“HKD”). Because the Fund’s NAV is determined on the basis of the U.S. dollar, the Fund’s investments denominated in Hong Kong Dollars may lose value if the Hong Kong Dollar depreciates against the U.S. Dollar or if there are delays or limits on converting Hong Kong Dollars to U.S. Dollars, even if the values of the Fund’s holdings denominated in Hong Kong Dollars increase. Currency exchange rates can be volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning, which could have a significant negative impact on the Fund.”

COMMENT 12:	Consider clarifying or deleting the “Momentum and Correlation Risk” risk factor.

RESPONSE:	This risk factor has been deleted.

COMMENT 13:	(a) The “Mid-Capitalization Companies Risk” risk factor would not seem to be a relevant risk factor given the fund’s investment objective.

RESPONSE:	The reference in the “Principal Investment Strategies” section to the Fund’s investing in the “largest” Chinese companies has been clarified, and a new paragraph has been added to explaining that:

“As of March 7, 2016, the Underlying Index was composed entirely of 80 large-cap and mid-cap stocks of Chinese companies. For these purposes, “large-cap” is defined as companies with a market capitalization of $10 billion and over and “mid-cap” is defined as companies with market capitalization of $2 billion or greater and less than $10 billion.”

(b) Make sure the investment strategy indicates that this fund is non-diversified.

The following sentence has been added at the end of the first paragraph of the “Principal Investment Strategies” section of the prospectus:

“The Index and Fund are non-diversified, which means that changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.”

COMMENT 14:	Consider whether the “Non-U.S. Securities Risk” and the “Technology Sector Risk” risk factors are applicable

Sumeera Younis <March 28, 2016> Page 6

RESPONSE:	The “Non-U.S. Securities Risk” risk factor has been deleted, and the “Technology Sector Risk” risk factor has been retained because as noted in the revised Concentration Policy” section, the technology sector (as measured by the FactSet Economy industry classification system) constitutes 37% of the Index constitution.

COMMENT 15:	The “Telecommunications Sector Risk” risk factor would not seem to be applicable.

RESPONSE:	This risk factor has been deleted.

FUND SUMMARY – Portfolio Manager

COMMENT 16:	Revise the description the Fund’s portfolio manager in accordance with Form N-1A requirements.

RESPONSE:	The description of the Fund’s portfolio manager has been revised.

ADDITIONAL RISK INFORMATION

COMMENT 17:	Consider if the “Asian Economic Risk” risk factor is applicable since the Fund is only investing in China.

RESPONSE:	This risk factor has been deleted.

COMMENT 18:	Copy this entire China investment risk factor to the Item 4 Principal Risks section.

RESPONSE:	The requested revision has been made.

COMMENT 19:	For each risk factor relating to an industry or sector, re-evaluate whether the 25 percent threshold is satisfied.

RESPONSE:	Each risk factor has been re-evaluating according to a recent re-analysis of the industry concentrations of the Underlying Index, and some risk factors have been deleted and others moved to the non-principal risk section at the back of the prospectus.

If the Staff has any questions on the above responses, please feel free to call the undersigned at 202.414.9208.

Sumeera Younis <March 28, 2016> Page 7

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC:gp